Greenwich LifeSciences, Inc.

3992 Bluebonnet Dr., Building 14

Stafford, TX 77477

April 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Guttenberg

Re:	Greenwich LifeSciences, Inc.
Amendment No. 1 to Form S-3 Registration Statement
Filed April 1, 2022
File No. 333-263855

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Greenwich LifeSciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Wednesday, April 6, 2022, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

GREENWICH LIFESCIENCES, INC.

By:	/s/ Snehal Patel
Name:	Snehal Patel
Title:	Chief Executive Officer

-1-